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                         STRATAGENE HOLDING CORPORATION


                                October 31, 2000

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

               Re: Registration Statement on Form S-1, File Number 333-32208 Request for Withdrawal

Ladies and Gentlemen:

              Stratagene Holding Corporation (the "Company") hereby makes application to withdraw its Registration Statement on Form S-1, File Number 333-32208 (the "Form S-1 Registration Statement"), relating to its common stock, par value $0.0001 per share (the "Common Stock"), pursuant to Rule 477 under the Securities Act of 1933, as amended. The Company believes that terms that could be obtained in the public marketplace at this time are not sufficiently attractive to warrant proceeding with the public sale of the Common Stock. The public offering of the Common Stock would be a discretionary financing for the Company, and the Company does not believe that completing a discretionary financing on potentially unfavorable terms would be in the best interests of the Company and its stockholders. No securities have been sold under the Form S-1 Registration Statement and all activity in pursuit of the public offering has been discontinued.

              Accordingly, we request an order granting the withdrawal of the Form S-1 Registration Statement be issued by the Securities and Exchange Commission as soon as possible. Should you have any questions regarding this matter, please call our attorney, Andrew S. Greenhalgh of Latham & Watkins, at
(619) 236-1234.

                                        Very truly yours,

                                        Stratagene Holding Corporation



                                        By: /s/ JOSEPH A. SORGE
                                           -------------------------------------
                                           Dr. Joseph A. Sorge
                                           Chairman and Chief Executive Officer


cc:     Andrew Thorpe, Securities and Exchange Commission
        Marcia Brown, The Nasdaq Stock Market, Inc.
        Thomas A. Edwards, Esq., Latham & Watkins
        Andrew. S. Greenhalgh, Esq., Latham & Watkins